Via Facsimile and U.S. Mail
Mail Stop 4720

November 2, 2009

Kevin M. Shook
Chief Financial Officer
Eastern Insurance Holdings, Inc.
25 Race Avenue
Lancaster, PA 17603

Re: **Eastern Insurance Holdings, Inc.**
Form 10-K for the Year Ended December 31, 2008
Filed on March 13, 2009
Definitive Proxy Statement filed April 10, 2009
File No. 001-32899

Dear Mr. Shook:

We have completed our review of the above referenced filings and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief